

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Michael J. Wortley
President and Chief Financial Officer
Cheniere Corpus Christi Holdings, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

   Re: Cheniere Corpus Christi Holdings, LLC
   Registration Statement on Form S-4
   Filed July 14, 2020
   File No. 333-239860

Dear Mr. Wortley:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: George Vlahakos